UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT



Pursuant to Section 13 or 15(d) of the Securities Exchange Act
of 1934

Date of Report (Date of earliest event reported):
February 13, 2008

THE DOW CHEMICAL COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1-3433	38-1285128
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Dow Center, Midland, Michigan 48674
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:
(989) 636-1000

Not applicable
(Former name or former address, if changed since last report.)

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

(a) On February 13, 2008, the Board of Directors of The Dow Chemical Company (the "Company") amended Section 2.7 of the Company's Bylaws, effective June 1, 2008, to provide for majority voting in uncontested Director elections.

Item 9.01 Financial Statements and Exhibits

The following exhibit is filed as part of this report:

EXHIBIT NO.   DESCRIPTION

99.1   The Bylaws of The Dow Chemical Company
                 as amended and re-adopted in full on
                 February 13, 2008, effective June 1, 2008.

SIGNATURES

　　　　Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 15, 2008   THE DOW CHEMICAL COMPANY

                              By: /s/William S. Weideman
                              Name: William H. Weideman
                              Title: Vice President and
                                 Controller